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                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  July 26, 2002

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

                                   Page 1

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASF Aktiengesellschaft


Date: July 26, 2002                    By:    /s/ Kurt Leidner
                                       ------------------------------------
                                       Name:  Kurt Leidner
                                       Title: Director Communications
                                              Ludwigshafen site


                                       By:    /s/ Christian Schubert
                                       ------------------------------------
                                       Name:  Christian Schubert
                                       Title: Director Communications
                                              BASF Group


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EXHIBIT INDEX

Exhibit 99.1 Share buy-back to be continued



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                                                     July 26, 2002
                                                     P 256e
                                                     Michael Grabicki
                                                     Phone:    +49 621 60-99938
                                                     Fax:      +49 621 60-20129
                                                     michael.grabicki@basf-ag.de



SHARE BUY-BACK TO BE CONTINUED

BASF PLANS TO BUY BACK ITS OWN SHARES FOR E500 MILLION


As previously announced, BASF Aktiengesellschaft is continuing its share buy-back program. According to current plans, E500 million is to be used to repurchase shares by the end of the year. With a current share price of E36.00 per share (July 25, 2002), this corresponds to 2.4 percent of the company's market capitalization. The company will start the share buy-back today, July 26, 2002.

The aim of the share buy-back program is to reduce the equity ratio and increase earnings per share.

BASF Aktiengesellschaft currently has about 583 million shares outstanding.

BASF bought back shares for E1.3 billion in 2001, thus completing one of the largest programs of its kind in Germany. In total, 30,775,000 shares, or approximately 5 percent of share capital, were bought back at an average price of E42.22.